Exhibit 2

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF SEPTEMBER 30, 2023

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF SEPTEMBER 30, 2023

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
 (UNAUDITED)

	December 31,	September 30,
	2022	2023
	in USD thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	10,587	7,727
Short-term bank deposits	40,495	18,241
Inventory	-	1,352
Prepaid expenses	198	1,170
Other receivables	721	315
Total current assets	52,001	28,805

NON-CURRENT ASSETS
Property and equipment, net	726	561
Right-of-use assets, net	1,772	1,462
Intangible assets, net	21,885	22,027
Total non-current assets	24,383	24,050
Total assets	76,384	52,855

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term loan	1,542	3,078
Accounts payable and accruals:
Trade	6,966	8,438
Other	1,744	2,683
Current maturities of lease liabilities	427	526
Total current liabilities	10,679	14,725
NON-CURRENT LIABILITIES
Warrants	4,509	15,287
Long-term loan, net of current maturities	8,626	8,458
Lease liabilities	1,729	1,251
Total non-current liabilities	14,864	24,996

Total liabilities	25,543	39,721

EQUITY
Ordinary shares	27,100	28,332
Share premium	338,976	345,462
Warrants	1,408	1,408
Capital reserve	14,765	16,070
Other comprehensive loss	(1,416)	(1,416)
Accumulated deficit	(329,992)	(376,722)
Total equity	50,841	13,134
Total liabilities and equity	76,384	52,855

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
	2022	2023	2022	2023
	in USD thousands		in USD thousands
RESEARCH AND DEVELOPMENT EXPENSES	(4,369)	(2,727)	(14,199)	(9,417)
SALES AND MARKETING EXPENSES	(1,317)	(8,131)	(3,112)	(17,609)
GENERAL AND ADMINISTRATIVE EXPENSES	(1,392)	(1,499)	(3,448)	(4,102)
OPERATING LOSS	(7,078)	(12,357)	(20,759)	(31,128)
NON-OPERATING INCOME (EXPENSES), NET	389	(3,141)	2,115	(13,790)
FINANCIAL INCOME	109	312	256	1,289
FINANCIAL EXPENSES	(267)	(837)	(832)	(3,101)
NET LOSS AND COMPREHENSIVE LOSS	(6,847)	(16,023)	(19,220)	(46,730)

	in USD		in USD
LOSS PER ORDINARY SHARE - BASIC AND DILUTED	(0.01)	(0.02)	(0.03)	(0.05)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF LOSS PER ORDINARY SHARE	740,767,492	929,058,619	723,805,390	925,014,511

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary	Share		Capital	Other comprehensive	Accumulated
	shares	premium	Warrants	reserve	loss	deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2022	21,066	339,346	975	13,157	(1,416)	(305,041)	68,087
CHANGES FOR NINE MONTHS ENDED SEPTEMBER 30, 2022:
Issuance of share capital and warrants, net	6,030	(1,008)	433	-	-	-	5,455
Employee stock options exercised	2	12	-	(12)	-	-	2
Employee stock options expired	-	491	-	(491)	-	-	-
Share-based compensation	-	-	-	1,200	-	-	1,200
Comprehensive loss for the period	-	-	-	-	-	(19,220)	(19,220)
BALANCE AT SEPTEMBER 30, 2022	27,098	338,841	1,408	13,854	(1,416)	(324,261)	55,524

	Ordinary	Share		Capital	Other comprehensive	Accumulated
	shares	premium	Warrants	reserve	loss	deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2023	27,100	338,976	1,408	14,765	(1,416)	(329,992)	50,841
CHANGES FOR NINE MONTHS ENDED SEPTEMBER 30, 2023:
Issuance of share capital, net	361	1,535	-	-	-	-	1,896
Warrants exercised	865	4,855	-	-	-	-	5,720
Employee stock options exercised	6	18	-	(9)	-	-	15
Employee stock options expired	-	78	-	(78)	-	-	-
Share-based compensation	-	-	-	1,392	-	-	1,392
Comprehensive loss for the period	-	-	-	-	-	(46,730)	(46,730)
BALANCE AT SEPTEMBER 30, 2023	28,332	345,462	1,408	16,070	(1,416)	(376,722)	13,134

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Nine months ended September 30,
	2022	2023
	in USD thousands

CASH FLOWS - OPERATING ACTIVITIES
Net loss for the period	(19,220)	(46,730)
Adjustments required to reflect net cash used in operating activities (see appendix below)	(1,337)	19,131
Net cash used in operating activities	(20,557)	(27,599)

CASH FLOWS – INVESTING ACTIVITIES
Investments in short-term deposits	(36,000)	(13,882)
Maturities of short-term deposits	36,232	36,000
Purchase of property and equipment	(74)	(100)
Purchase of intangible assets	(14)	(179)
Net cash provided by investing activities	144	21,839

CASH FLOWS – FINANCING ACTIVITIES
Issuance of share capital and warrants, net of issuance costs	14,359	1,896
Exercise of warrants	-	2,530
Employee stock options exercised	2	15
Proceeds of long-term loan, net of issuance costs	9,682	-
Repayments of loan	(2,832)	(802)
Repayments of lease liabilities	(126)	(323)
Net cash provided by financing activities	21,085	3,316

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	672	(2,444)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	12,990	10,587
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(557)	(416)
CASH AND CASH EQUIVALENTS - END OF PERIOD	13,105	7,727

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
APPENDIX TO CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Nine months ended September 30,
	2022	2023
	in USD thousands

Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	467	678
Exchange differences on cash and cash equivalents	557	416
Fair value adjustments of warrants	(2,778)	13,968
Share-based compensation	1,200	1,392
Warrant issuance costs	171	-
Interest and exchange differences on short-term deposits	(244)	136
Interest on loan	104	2,170
Exchange differences on lease liability	(233)	(122)
Long-term loan issuance cost	(566)	-
	(1,312)	18,638

Changes in operating asset and liability items:
Increase in inventory	-	(1,352)
Increase in prepaid expenses and other receivables	(411)	(566)
Increase in accounts payable and accruals	386	2,411
	(25)	493
	(1,337)	19,131

Supplemental information on interest received in cash	244	1,268

Supplemental information on interest paid in cash	307	833

Supplemental information on warrant issuance costs paid in cash	591	-

Supplemental information on non-cash transactions:
Changes in right-of-use asset	123	66
Warrant issuance costs	262	-
Exercise of warrants (portion related to accumulated fair value adjustments)	-	3,190

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – GENERAL INFORMATION

a.	General

BioLineRx Ltd. (“BioLineRx”), headquartered in Modi’in, Israel, was incorporated and commenced operations in April 2003. BioLineRx and its subsidiaries (collectively, the “Company”) are engaged in the development (primarily in clinical stages) and commercialization of therapeutics, with a focus on the fields of oncology and hematology.

The Company’s American Depositary Shares (“ADSs”) are traded on the NASDAQ Capital Market, and its ordinary shares are traded on the Tel Aviv Stock Exchange (“TASE”). Each ADS represents 15 ordinary shares.

The Company has two substantially wholly owned subsidiaries: (i) BioLineRx USA, Inc., incorporated in the US, and engaged in commercialization activities associated with the launch of motixafortide for stem-cell mobilization in the US; and (ii) Agalimmune Ltd., incorporated in the United Kingdom, and engaged in clinical development activities with a focus on the field of immuno-oncology.

In September 2023, the US Food and Drug Administration (“FDA”) approved motixafortide in stem cell mobilization for autologous transplantation for multiple myeloma patients, and the Company has begun to independently commercialize motixafortide in the US.

b.	Going concern

The Company has incurred accumulated losses in the amount of $377 million through September 30, 2023, and it expects to continue incurring losses and negative cash flows from operations until its product or products reach commercial profitability. Company management monitors rolling forecasts of the Company’s liquidity reserves on the basis of anticipated cash flows and maintains liquidity balances at levels that are sufficient to meet its needs. Management believes that the Company’s current cash (including the consideration from the license agreement and the securities purchase agreement as detailed in Note 8) and other resources will be sufficient to fund its projected cash requirements into 2025.

The execution of an independent commercialization plan for motixafortide in the US implies an increased level of expenses prior to and following launch of the product, as well as uncertainty regarding the timing of commercial profitability. Therefore, the Company’s cash flow projections are subject to various risks and uncertainties concerning their fulfilment, and these factors and the risk inherent in the Company’s operations may cast significant doubt on the Company’s ability to continue as a going concern. These consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – GENERAL INFORMATION (cont.)

b.	Going concern (cont.)

References in these IFRS financial statements to matters that may cast significant doubt about the Company’s ability to continue as a going concern also raise substantial doubt as contemplated by the PCAOB standards.

Management’s plans include the independent commercialization of the Company’s product, as aforementioned, and, if and when required, raising capital through the issuance of debt or equity securities, or capital inflows from strategic partnerships. There are no assurances, however, that the Company will be successful in obtaining the level of financing needed for its operations. If the Company is unsuccessful in commercializing its products and/or raising capital, it may need to reduce activities, or curtail or cease operations.

c.	Approval of financial statements

The condensed consolidated interim financial statements of the Company as of September 30, 2023, and for the three and nine months then ended, were approved by the Board of Directors on November 17, 2023, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer, and the Chief Financial Officer.

NOTE 2 – BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of September 30, 2023 and for the three and nine months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a fair presentation of financial position, results of operations, and cash flows in conformity with International Financial Reporting Standards (“IFRS”). The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2022 and for the year then ended and their accompanying notes, which have been prepared in accordance with IFRS. The results of operations for the three and nine months ended September 30, 2023 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 2 – BASIS OF PREPARATION (cont.)

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, equity and expenses, as well as the related disclosures of contingent assets and liabilities, in the process of applying the Company’s accounting policies. These inputs also consider, among other things, the implications of pandemics and wars across the globe on the Company’s activities, and the resultant effects on critical and significant accounting estimates, most significantly in relation to the value of intangible assets.

U.S. and global markets are currently experiencing volatility and disruption following the escalation of geopolitical tensions and the ongoing military conflict between Russia and Ukraine. Although the length and impact of the ongoing military conflict are highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and the capital markets. As of the date of release of these financial statements, the Company estimates there are no material effects of this conflict on its financial position and results of operations.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas and other terrorist organizations in parallel to their continued rocket and terror attacks. As of the date of release of these financial statements, the Company estimates there are no material effects of this war on its current financial position and results of operations. Nevertheless, the Company cannot predict the intensity or duration of the war, nor can it predict how the war will ultimately affect the Company’s business and operations in Israel or Israel's economy in general.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2022 and for the year then ended, except with regard to inventory, as a result of the recent FDA approval and launch of the Company’s first product (see Note 1).

Inventory is measured at the lower of cost or net realizable value. The cost of inventories includes purchase costs, packaging and labeling costs, and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price of the inventories in the ordinary course of business, less the estimated costs necessary to make the sale. Pre-launch inventory is recorded as an asset only when there is a high probability of regulatory approval for the relevant product. Prior to that point, inventory costs are recorded as research and development expenses.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 4 – AT-THE-MARKET (“ATM”) SALES AGREEMENT WITH HCW

The Company maintains an ATM facility with H.C. Wainwright & Co., LLC (“HCW”) pursuant to an ATM sales agreement entered into in September 2021. In accordance with the agreement, the Company is entitled, at its sole discretion, to offer and sell through HCW, acting as a sales agent, ADSs having an aggregate offering price of up to $25.0 million throughout the period during which the ATM facility remains in effect. The Company has agreed to pay HCW a commission of 3.0% of the gross proceeds from the sale of ADSs under the facility. During the nine months ended September 30, 2023, the Company issued a total of 917,640 ADSs under the agreement for total gross proceeds of $1.9 million. From the effective date of the agreement through the issuance of this report, 1,890,325 ADSs have been sold under the program for total gross proceeds of approximately $3.8 million.

NOTE 5 – LONG-TERM LOAN

In September 2022, the Company entered into a $40 million loan agreement with Kreos Capital VII Aggregator SCSp (“Kreos Capital”). Pursuant to the agreement, the first tranche of $10 million was drawn down by the Company following execution of the definitive agreement, after completion of certain customary conditions to closing. The remaining $30 million will be made available in two additional tranches subject to the achievement of pre-specified milestones. The tranches are available for drawdown at the Company’s discretion at various time points through October 1, 2024.

Each tranche carries a pre-defined interest-only payment period, followed by a loan principal amortization period of up to 36 months subsequent to the interest-only period. The interest-only periods are subject to possible extension based on certain pre-defined milestones. Borrowings under the financing will bear interest at a fixed annual rate of 9.5% (~11.0%, including associated cash fees). As security for the loan, Kreos Capital received a first-priority secured interest in all Company assets, including intellectual property, and the Company undertook to maintain a minimum cash balance. In addition, Kreos Capital will be entitled to mid-to-high single-digit royalties on motixafortide sales, up to a pre-defined cap.

The loan's current value includes the accrual of effective interest, including estimated future royalties.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 6 – WARRANTS FROM SEPTEMBER 2022 OFFERING

In September 2022, the Company completed a registered direct offering of 13,636,365 ADSs at a price of $1.10 per ADS. In concurrent private placements, the Company issued to investors in the offering unregistered warrants to purchase 13,636,365 ADSs. The warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $1.15 per ADS. In addition, the Company granted to the placement agent in the offering, as part of the placement fee, warrants to purchase 681,818 ADSs. These warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $1.375 per ADS. Gross proceeds from the offering totaled $15.0 million, with net proceeds of $13.5 million, after deducting fees and expenses. The offering consideration allocated to the placement agent warrants amounted to $0.4 million.

The warrants issued to the investors have been classified as a non-current financial liability due to a net settlement provision. This liability was initially recognized at its fair value on the issuance date and is subsequently accounted for at fair value at each balance sheet date. The fair value changes are charged to non-operating income and expense in the statement of comprehensive loss.

The fair value of the warrants is computed using the Black-Scholes option pricing model and is determined by using a level 3 valuation technique. The fair value of the warrants upon issuance was computed based on the then-current price of an ADS, a risk-free interest rate of 3.62%, and an average standard deviation of 82.5%. The gross consideration initially allocated to the investor warrants amounted to $9.1 million, with total issuance costs initially allocated to the warrants amounting to $0.8 million.

The fair value of the warrants amounted to $15,282,000 as of September 30, 2023, ($4,502,000 as of December 31, 2022) and was based on the then current price of an ADS, a risk-free interest rate of 4.7%, (4.1% as of December 31, 2022), an average standard deviation of 88.2%, (85.5% as of December 31, 2022), and on the remaining contractual life of the warrants. As of September 30, 2023, 2,200,000 of these warrants had been exercised.

The changes in fair value from December 31, 2022 through September 30, 2023 of $13,968,000 have been recorded as non-operating expenses in the statement of comprehensive loss.

The placement agent warrants have been classified in shareholders’ equity, with initial recognition at fair value on the date issued, using the same assumptions as the investor warrants.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 7 – SHAREHOLDERS’ EQUITY

As of December 31, 2022 and September 30, 2023, share capital is composed of ordinary shares, as follows:

	Number of ordinary shares
	December 31,	September 30,
	2022	2023

Authorized share capital	2,500,000,000	2,500,000,000

Issued and paid-up share capital	922,958,942	969,918,007

	In USD and NIS
	December 31,	September 30,
	2022	2023

Authorized share capital (in NIS)	250,000,000	250,000,000

Issued and paid-up share capital (in NIS)	92,295,894	96,991,801

Issued and paid-up share capital (in USD)	27,100,201	28,332,050

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 8 – SUBSEQUENT EVENT - LICENSE AND SECURITIES PURCHASE AGREEMENTS

On August 27, 2023, the Company entered into a license agreement (the “License Agreement”) with Hong Seng Technology Limited (“HST”) and Guangzhou Gloria Biosciences Co., Ltd. (“Gloria” and together with HST, the “Purchaser Parties” or the “Licensee”), pursuant to which the Company granted HST an exclusive, royalty-bearing, sublicensable license to develop and commercialize motixafortide in Asia (other than Israel and certain other countries) (collectively, the “Territory”) and to engage and authorize Gloria to perform services under the License Agreement in the Territory. In addition, the Company granted the Licensee a first offer right with respect to the grant of certain rights in motixafortide outside of the Territory. The License Agreement became effective on October 12, 2023, following fulfillment of all closing conditions.

Pursuant to the terms of the License Agreement, the Licensee paid an upfront payment of $15 million, which was received by the Company at closing. The Company is also entitled to up to $49 million based on the achievement of certain development and regulatory milestones in China and Japan, and up to $197 million in sales milestones based on defined sales targets of motixafortide in the Territory. In addition, the Company is eligible to receive tiered double-digit royalties (ranging from 10-20%), on a country-by-country basis, on aggregate net sales of motixafortide in the Territory during the initial royalty term of at least 15 years, with a reduction of the royalties payable following the end of the initial royalty term, as well as upon the occurrence of certain events.

In connection with the License Agreement, on August 27, 2023, the Company also entered into a securities purchase agreement (the “Purchase Agreement”) with HST and Gloria, pursuant to which the Company agreed to sell in a private placement an aggregate of 6,829,137 ADSs of the Company, at a purchase price of $2.136 per ADS. The Purchase Agreement became effective on October 12, 2023, following fulfillment of all closing conditions. Aggregate gross proceeds from the sale, which were received by the Company at closing, amounted to $14.6 million, with related issuance costs amounting to approximately $0.9 million. No warrants were issued in the transaction.